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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2002 340

SEC FILE NUMBER
8-49215

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

THORNES AND ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

317 WEST STATE STREET, SUITE B
(No. and Street)

REDLANDS, CALIFORNIA 92373
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN T. THORNES 909 335-7440
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GODDARD ACCOUNTANCY CORP.
Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

685 Carnegie Drive, Suite 100
San Bernardino, CA 92408-3581

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, JOHN THORNES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THORNES AND ASSOCIATES, INC., as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

STATE OF CALIFORNIA
COUNTY OF SAN BERNARDINO

John Thornes
Signature

VICE PRESIDENT
Title

Janice Hoffner
Notary Public

JANICE HOFFNER
COMM. #1222991
NOTARY PUBLIC - CALIFORNIA
SAN BERNARDINO COUNTY
My Commission Expires June 1, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Thornes and Associates, Inc.

AUDIT REPORT

December 31, 2001

Thornes and Associates, Inc.
INDEX
December 31, 2001

GODDARD ACCOUNTANCY CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Thornes and Associates, Inc.
317 West State Street, Suite B
Redlands, CA 92373

We have audited the accompanying statement of financial condition of Thornes and Associates, Inc. (a California corporation) as of December 31, 2001, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thornes and Associates, Inc. (a California corporation) at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Also, we have examined the supplementary schedules one and two and, in our opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

February 9, 2002

Goddard Accountancy Corporation

By: John D Goddard

Certified Public Accountant

Thornes and Associates, Inc.

EXHIBIT A

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS		
Cash in money market and mutual fund accounts		$ 49,300.61
Cash on deposit with clearing organizations		25,000.00
Receivable from other brokers or dealers		48,450.79
Note receivable - officer		50,000.00
Marketable securities		164,409.67
Prepaid insurance		2,452.10
Prepaid income taxes		800.00
Prepaid rent		5,250.00
Equipment (net of accumulated depreciation of $28,396.00)		10,824.06
Total assets		$ 356,487.23
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable		$ 15,173.61
Labor taxes payable		6,863.00
Pension plan payable		12,975.09
Note payable		49,306.22
Total liabilities		84,317.92
Stockholders' Equity		
Common stock - no par value, 100,000 shares authorized, 10,000 shares issued and outstanding	$ 245,000.00	
Additional paid in capital	94,037.48	
Retained deficit	(66,868.17)	
Total stockholders' equity		272,169.31
Total liabilities and stockholders' equity		$ 356,487.23

See notes to financial statements

Thornes and Associates, Inc.
STATEMENT OF INCOME
For the Year Ended December 31, 2001

EXHIBIT B

Revenue		
Commissions		$ 651,960.70
Interest and dividend income		2,734.51
Other revenue		149,492.44
Total revenue		804,187.65
Expenses		
Advertising	$ 5,482.36	
Computer expense	604.23	
Courier and postage	1,619.12	
Depreciation and amortization	5,603.00	
Donations	11,126.29	
Dues and subscriptions	5,613.57	
Equipment lease	4,315.25	
General insurance	8,064.98	
Group health and life insurance	15,010.84	
Interest	555.66	
Office expense	35,371.49	
Payroll	452,409.28	
Payroll taxes	29,370.70	
Pension	12,975.09	
Professional fees	21,415.96	
Promotion	90,929.05	
Quotation	6,117.08	
Regulation	3,910.75	
Rent	36,980.60	
Repairs	5,102.14	
Taxes and licenses	2,660.95	
Telephone and utilities	20,688.87	
Transportation and lodging	25,083.01	
Total expenses		801,010.27
Net income before income taxes		3,177.38
Less provision for income taxes		800.00
Net income		$ 2,377.38

See notes to financial statements

Thornes and Associates, Inc.

EXHIBIT C

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2001

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Stockholders' equity December 31, 2000	$ 245,000.00	$ 94,037.48	$ (69,245.55)	$ 269,791.93
Net income - Exhibit B			2,377.38	2,377.38
Stockholders' equity December 31, 2001	$ 245,000.00	$ 94,037.48	$ (66,868.17)	$ 272,169.31

See notes to financial statements

Thornes and Associates, Inc.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2001

EXHIBIT D

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 2,377.38
Adjustments to reconcile net income to net cash applied to operating activities:	
Depreciation and amortization	5,603.00
Changes in operating assets and liabilities (Increase) decrease in:	
Receivable from other brokers or dealers	(356.33)
Marketable securities	47,855.72
Prepaid expenses	(265.02)
Increase (decrease) in:	
Accounts payable	(3,601.94)
Labor taxes payable	497.70
Pension plan payable	(2,626.90)
Total adjustments	47,106.23
Net cash from operating activities	49,483.61
CASH FLOWS FROM INVESTING ACTIVITIES:	
Loan to officer	(50,000.00)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from note payable	50,000.00
Principal payments on note payable	(693.78)
Total cash flows from financing activities	49,306.22
NET INCREASE IN CASH	48,789.83
CASH AT BEGINNING OF YEAR	25,510.78
CASH AT END OF YEAR	$ 74,300.61
SUPPLEMENTAL DISCLOSURE	
Interest paid	$ 555.66
Income taxes paid	800.00
Total	$ 1,355.66

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

See notes to financial statements

Thornes and Associates, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

1. Summary of Significant Accounting Policies

A. The Company is organized and operates as a California corporation for the purpose of transacting business in securities as a broker or dealer. The Company operates on a fully disclosed basis and therefore carries no customer accounts and holds no customer funds or securities.

B. Securities transactions and the related commission revenue are recorded on a settlement date basis, generally the third business day following the transaction date. Commission revenue is recorded net of clearing costs.

C. Income taxes provided are computed on the basis of pretax earnings as reported in the financial statements. There are no significant differences between financial statements and income tax reporting, thus no deferred income taxes are provided.

D. Property and equipment are reported at cost. Depreciation of property and equipment is provided using straight-line and accelerated methods for financial reporting purposes at rates based on the following estimated useful lives.

	Years
Equipment	7

E. Generally accepted accounting principles require management to estimate some amounts reported in the financial statements; actual amounts could differ.

2. Cash in Money Market Accounts

Cash invested in money market and mutual fund accounts totals $ 49,300.61 at December 31, 2001.

3. Restrictions on Cash

Cash on deposit with clearing organizations totals $ 25,000.00 at December 31, 2001. Of that amount $ 25,000.00 is required as a deposit by the Company's clearing organizations and is not available for disbursement by the Company except at the discretion of the clearing organizations.

4. Property and Equipment

Property and equipment consisted of the following at December 31, 2001:

	Cost	Depreciation Taken	Remaining Value
Equipment	$ 39,220.06	$ 28,396.00	$ 10,824.06

5. Profit Sharing Plan

The Company has a profit sharing and 401K salary reduction plan in which any employee over the age of 21 with at least one year of service may participate.

6. Note Payable

Note dated November 1, 2001 is payable to Business Bank of California in monthly installments of $ 995.86, including interest at 7.25% per annum beginning December 2, 2001.

The note is secured by essentially all of the company's unrestricted assets.

Principal payments for future years are as follows:

2002	$ 8,659.63
2003	9,308.73
2004	10,006.50
2005	10,756.55
2006	10,574.81

7. Commitments and Contingencies

The Company leases its facilities. The lease is for five years and commenced July 1, 1996 and expires June 30, 2001. The term was extended an additional five years effective July 1, 2001. Monthly rental is $ 3,043.09 with annual increases of at least 3%, not to exceed 5%. The lease also requires the Company to pay 28% of common area expense increases over the base year expenses on an annual basis. Annual future minimum lease payments are as follows:

2002	$ 37,064.82
2003	38,176.74
2004	39,322.02
2005	40,501.68
2006	20,550.12

8. Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001 the Company had net capital and net capital requirements of $ 247,776.15 and $ 5,000.00 respectively.

9. Related party Transactions

An unsecured loan of $ 50,000.00 was made to an officer of the Corporation on November 1, 2001. The note bears interest at 7.25% per annum and is payable in monthly installments of $ 995.86 including principal and interest.

Thornes and Associates, Inc.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2001

SCHEDULE ONE

Computation of Net Capital

Total stockholders' equity December 31, 2001			$	272,169.31
Deduct stockholders' equity not allowable for net capital computation				
Total stockholders' equity qualified for net capital computation				272,169.31
Deductions:				
Nonallowable assets				
Prepaid insurance	$	2,452.10		
Prepaid income taxes		800.00		
Prepaid rent		5,250.00		
Office equipment (net)		10,824.06		
Haircuts on securities				
Money market and mutual fund investments		258.00		
Bonds and stock		4,809.00		
Total deductions				24,393.16
Net capital			$	247,776.15

Computation of Basic Net Capital Requirement

Minimum net capital requirement of reporting broker or dealer	$	5,000.00		
Net capital requirement			$	5,000.00
Net capital as computed above				247,776.15
Excess net capital			$	242,776.15
Excess net capital at 1000%			$	239,344.36

Computation of Aggregate Indebtedness

Total aggregate indebtedness liabilities	$	84,317.92
Percentage of aggregate indebtedness to net capital		34.03
Debt to debt-equity computed in accordance with Rule 15c3-1		.34 to 1

See notes to financial statements

Thornes and Associates, Inc.
RECONCILIATION OF NET CAPITAL PER DECEMBER 31, 2001
FOCUS REPORT TO NET CAPITAL PER SCHEDULE ONE
DECEMBER 31, 2001

SCHEDULE TWO

Net capital per schedule one	$	247,776.00
Net capital per member focus report		214,263.00
Increase in net capital	$	33,513.00
Reconciliation of Difference		
Increase in net capital for the year ended December 31, 2001 resulting from audit adjustments	$	33,513.00
Increase in net capital	$	33,513.00

See notes to financial statements

Thornes and Associates, Inc.
COMMENTS
December 31, 2001

Comment Regarding Computation of Reserve Requirements
Pursuant to Rule 15c3-3

Member firm clears on a fully disclosed basis and holds no customer funds or securities, therefore, the computation of reserve requirements under rule 15c3-3 is deemed not applicable.

Comment Regarding Information Relating to Possession
or Control Requirements Under Rule 15c3-3

Member firm clears on a fully disclosed basis and holds no customer funds or securities, therefore, information relating to possession or control requirements under rule 15c3-3 is deemed not applicable.

Comment Regarding Subordinated Liabilities

Member has no liabilities subordinated to the claims of general creditors, therefore, the preparation of a statement of changes in liabilities subordinated to claims of general creditors is deemed not applicable.

GODDARD ACCOUNTANCY CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Thornes and Associates, Inc.
317 West State Street, Suite B
Redlands, CA 92373

We have examined the financial statements of Thornes and Associates, Inc. as of December 31, 2001, and have issued our report thereon dated February 9, 2002. As part of our examination, we reviewed and tested the system of internal accounting control, including procedures followed by the client in making the periodic computations of aggregate indebtedness and net capital to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 under the Securities Exchange Act of 1934. Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under these standards and that rule the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

685 CARNEGIE DRIVE, SUITE 100, SAN BERNARDINO, CALIFORNIA 92408-3507 ▪ (909) 889-9878 ▪ FAX (909) 884-2136

Our study and evaluation of the system of internal accounting control for the year ended December 31, 2001, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that we believe to be material.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

The foregoing conditions were considered in determining the nature, timing, and extent of audit tests to be applied in our examination of the financial statements, and this report of such conditions does not modify our report dated February 9, 2002, on such financial statements.

Goddard Accountancy Corporation

By John O Goddard

Certified Public Accountant